UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

TRAVEL HUNT HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

89416Q 202
(CUSIP Number)

La Pergola Investments Limited
1 Portman House, Hue Street
St. Helier, Jersey, Channel Islands JE4 5RP
+44 (0)1534 630112
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2007
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) La Pergola Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.81%
14.	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer

The name of the issuer is Travel Hunt Holdings, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 122 Ocean Park Boulevard, Suite 307, Santa Monica, California 90405. This statement relates to the Company’s common stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by La Pergola Investments Limited, a Jersey corporation which has its principal executive offices at 1 Portman House, Hue Street, St. Helier, Jersey, Channel Islands, JE4 5RP (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to a Stock Purchase Agreement, dated April 26, 2007, by and among Company, a shareholder and Fountainhead Capital Management Limited (“Fountainhead”) (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, Fountainhead paid a sum of $510,000 in exchange for a total of 70,000,000 shares of Company Common Stock (the “Shares”), $76,500 of which was advanced by the Reporting Person. Of the Shares, 10,500,000 shares were transferred to the Reporting Person in consideration of the funds they had advanced. The Stock Purchase Agreement is more fully described in a current report on Form 8-K filed by Company on May 2, 2007.

Item 4. Purpose of Transaction.

The Reporting Person has acquired its holdings from Fountainhead concurrent with Fountainhead’s purchase of the Shares pursuant to the Stock Purchase Agreement as described in Item 3 above. In connection with the Stock Purchase Agreement, there were changes to Company’s board of directors which were more fully described in the Form 8-K referenced above.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Person is the beneficial owner of 10,500,000 shares, representing approximately 14.81% of the outstanding shares on a fully diluted basis. The Reporting Person does not own any other securities of the Company.

(b)	The Reporting Person has the sole power to vote and dispose of the 10,500,000 shares.

(c)	The Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by Company on May 2, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2007

/s/ Gisele Le Miere
Gisele Le Miere, Director

/s/ Carole Dodge
Carole Dodge, Director